

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

November 24, 2009

<u>VIA U.S. Mail and Facsimile (631) 753-5150</u>

Dr. Raymond V. Damadian
Chief Executive Officer
FONAR Corporation
110 Marcus Drive
Melville, NY 11747

   Re: **FONAR Corporation**
      Form 10-K/A for the fiscal year ended June 30, 2009
      Filed November 10, 2009
      File No. 000-10248

Dear Mr. Damadian:

   We have reviewed your response dated November 9, 2009 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the fiscal year ended June 30, 2009

Note 1. Description of Business and Liquidity and Capital Resources, page 56

Liquidity and Going Concern, page 56

1.   We reference your response to prior comment 2 which states that since the
        reductions in workforce were not associated with any exit or disposal activities,
        the requirements of FASB ASC 420-10-50 and SAB Topic 5.P.4 do not apply.
        We refer you to FASB ASC 420-10-15-3 which provides the scope of the
        guidance in the exit or disposal cost obligations topic. Since you state on page 49
        of your Form 10-K that during June 2008 you reduced your workforce, eliminated
        manufacturing facilities and restructured your diagnostic imagine management
        service business, it is not clear why you should not include the required
        disclosures regarding restructuring activities.   Please advise.

Exhibit 31.1

2.   We note the changes made in the Form 10-K/A in response to prior comment 10.
        We see that you still do not include the required reference to internal control over
        financial reporting in the first sentence of paragraph 4. Please file an amendment
        to the Form 10-K/A to include certifications exact form as prescribed in Item
        601(b)(31)(i) of Regulation S-K. You may file an abbreviated amendment that
        includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and
        5 of the certification.

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief